UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Report of Foreign Private Issuer on Form 6-K originally furnished by LogProstyle Inc. (the “Company”) to the Securities and Exchange Commission on September 8, 2026 (the “Original 6-K”). The Company is furnishing this Amendment No. 1 solely to disclose the specific compensation paid or payable by the Company to Alphaterra Advisory in connection with the Company-sponsored research initiation report.

Except as described above, this Amendment No. 1 does not amend, modify, or update any other information or disclosures set forth in the Original 6-K. Furthermore, this Amendment No. 1 speaks as of September 8, 2026, the date on which the Original 6-K was furnished and does not reflect any events occurring subsequent to that date.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 8, 2026, LogProstyle Inc. (the “Company”) issued a press release announcing that Alphaterra Advisory has published a company-sponsored research initiation report on the Company.

Company-sponsored research is initiated and paid for by the Company. The Company agreed to pay Alphaterra Advisory an aggregate of $50,000 for a total of three reports. Of this amount, (i) the Company paid Alphaterra Advisory $10,000 upon engagement, (ii) $25,000 was to be paid upon publication of Alphaterra Advisory’s initial report (published on September 8, 2026), and (iii) $15,000 is to be paid following publication of two additional reports by Alphaterra Advisory. Company-sponsored research, including Alphaterra Advisory’s reports, should not be considered unbiased or independent, and readers should not rely on it as such. Alphaterra Advisory has an inherent conflict of interest due to the receipt of compensation from the Company. Readers are encouraged to review the report’s full disclosures and disclaimers before making any investment decisions.

A copy of the press release was attached to the Original 6-K as Exhibit 99.1 and is incorporated by reference herein.

The information herein, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth herein shall not be deemed an admission as to the materiality of any information set forth herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Press release of the issuer dated September 8, 2026.

* Furnished with the Report of Foreign Private Issuer on Form 6-K originally furnished by the registrant on September 8, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: September 9, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director